

October 14, 2011

Via E-mail
Thomas W. Swidarski
Chief Executive Officer
Diebold, Incorporated
5995 Mayfair Road
P.O. Box 3077
North Canton, OH 44720-8077

> **Re:** **Diebold, Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 22, 2011**
> **File No. 001-04879**

Dear Mr. Swidarski:

We have reviewed your letter dated September 1, 2011 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated August 1, 2011.

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 34

1.   We note your response to prior comment 3. Please provide us with further details as to why you believe that disclosing that a "vast majority" of your cash and cash equivalents and short-term investments reside in international jurisdictions is more meaningful to a reader than providing quantitative disclosure of the amount and/or percentage. As part of your response, please tell us why you believe the description "vast majority" conveys a clear understanding of the materiality of the amount involved considering the inherent imprecision associated with this term. In this regard, we do not believe your reference to

a "vast majority" appropriately conveys the monies that are available to fund domestic operations such as payment of dividends, corporate expenditures or acquisitions without paying a significant amount of taxes upon their repatriation and as a result, we continue to believe it is important for investors to know the specific amount of cash and cash equivalents and short-term investments held in international jurisdictions.

Item 8: Financial Statements and Supplementary Data

Note 1: Summary of Significant Accounting Policies

Revenue Recognition, page 51

2.   We note that in your response to prior comment 5, you state that if your solutions contain software that is more than incidental, revenue related to the software and software-related elements is recognized in accordance with authoritative guidance on software revenue recognition. Please tell us how this is consistent with the amendments in ASU No. 2009-14 which, based on the disclosures provided on page 55 of the Form 10-K, you early adopted on January 1, 2010.

Note 7: Allowance for Credit Losses, page 67

3.   We note your response to prior comment 8. It remains unclear how the disclosure objectives of ASC 310-10-50-29 have been met. Please tell us how you considered ASC 310-10-55-19 with regard to credit quality indicators and how such information has been provided for your financing receivables on a disaggregated basis by class. We refer you to the implementation guidance and illustrations in ASC 310-10-55.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief